Filed Pursuant To Rule 433

Registration No. 333-275079

March 1, 2024

SCHWAB NETWORK (TV): Opening Bell with Michael Sonnenshein

DIANE KING HALL: Joining us today. So you all rang the bell today, the opening bell. How does it feel?

GRAYSCALE CEO, MICHAEL SONNENSHEIN: You know, today is, uh, a really a historic day for, for me, for the entire Grayscale team, but probably even more importantly, all of our investors. Uh, this has been 10 years in the making that we work to bring GBTC to a spot Bitcoin ETF, here at the New York Stock Exchange. So feeling incredibly proud today.

KING HALL: Okay. Talk about a milestone and when you think about where Bitcoin was, especially last year, and kind of what the, you know, the challenges were, you had this crypto winter happening across, you know, asset classes within, uh, within crypto from Bitcoin, Ethereum, et cetera, et cetera, to see where Bitcoin is now itself, the ETFs, et cetera. Um, what's your takeaway from the first few weeks of the spot Bitcoin ETFs being in trading?

SONNENSHEIN: Yeah. Well, I, I have to say this really speaks to what we've built at Grayscale, in our conviction, in this asset class. We've weathered all kinds of market cycles, uh, three crypto winters, in fact over our last 10 years. And so we really used that time to double down on our business, focus internally a little bit and get ready for spot Bitcoin ETFs. And so when GBTC uplisted in January of this year, it not only, you know, fulfilled a 10 year long initiative at Grayscale, but it also forged the path for many other spot Bitcoin ETFs to come to market. And what that really mentions, what that really signifies, I think to the overall market is now investors have access to this innovative asset in a wrapper that they know and that they trust and that they utilize for all different types of exposures. So we're just at the beginning of that, right? We're only six weeks into, you know, spot Bitcoin ETFs coming to market and I don't even think we've seen, you know, the beginnings of some of the adoption across financial advisors and other kind of wealth channels that by and large haven't participated in crypto so far.

KING HALL: Yes, FAs had been scared of this before, but now they're kind of having to take it into consideration and have conversations with their client base. You have this big thing coming up within the Bitcoin space, Bitcoin halving, excuse me, tongue twister there. Yeah. Uh, what are the challenges that you expect? Because you know, there's always this talk about, you know, how there is a finite amount of Bitcoin. So with this halving, what does that mean? What are the implications for the ETF, the spot Bitcoin ETF space?

SONNENSHEIN: Sure. Well, what we have today is a really, you know, robust ecosystem around Bitcoin. Not just from spot Bitcoin ETFs, but just the market dynamics itself. It's really matured. I think spot Bitcoin ETFs have been, you know, Bitcoin's mainstream moment, if you will. And so there's still a lot of education that we and others in the industry need to do. And the fact that we do have a Bitcoin halving coming up in just a couple of weeks is a really important reminder that we can use it as an educational moment for a lot of folks just starting to learn about Bitcoin or getting comfortable allocating. And so it will cause the Bitcoin supply rate to get cut in half, meaning that every day half as fewer Bitcoin will actually come into circulation. And because Bitcoin has a finite supply, as there's ever more demand for a lower supply, that just simple economics is usually accretive to the price of Bitcoin. So we do have a really important catalyst coming up here just in about 50 days or so before the next Bitcoin halving

KING HALL: Can that increase volatility? Like Bitcoin crypto can be very volatile. especially not even within a day, within an hour. How can investors kind of prepare for that?

SONNENSHEIN: Well, you know, I think that this is a really important reminder, and some of the work we're doing at Grayscale to really help investors with both price discovery and to manage their positions. We recently, uh, filed a letter with the SEC calling for the approval of listed options on spot Bitcoin ETFs like GBTC, because to your point, Bitcoin is volatile. And we do find though, despite, you know, the fact that we don't yet have approval for listed options, that investors tend to take a longer term time horizon for their Bitcoin exposure. And so if you're going to allocate, you need to be able to weather some of that volatility day to day, week to week, or to your point, even hour to hour.

KING HALL: Yes. I have so many more questions for you, but I know we don't have time to get through all of them, I wanna ask you quickly about Ethereum, uh, and the expectation that it's kind of like considered the little sister, if you will, to Bitcoin. Where are we going? What's the direction for Ethereum especially say Ethereum, uh, ETFs?

SONNENSHEIN: Sure. Well, Ethereum is the second largest crypto asset by market cap. Uh, today Grayscale operates the Grayscale Ethereum trust, ticker ETHE. And we have applied to the SEC to uplist it to a spot Ethereum ETF. We are due to see, uh, from the SEC decisions on our spot Ethereum application, as well as other issuers, uh, sometime this summer. So I'll have to come back on the show and, and talk to you a little bit closer to then. But our belief is that a spot Ethereum ETF is a matter of when, not a matter of if.

KING HALL: So I gotta ask you, you say when, not a matter of if. There has been a lot of regulatory pushback in general when it comes to Bitcoin, et cetera, and crypto, especially the, how do you define it as an asset class? So how do you see it as an asset class and what do you say to the naysayers who, you know, say is it a security, et cetera, etcetera.

SONNENSHEIN: Sure. Well, I've been in crypto for 10 years now and I've never seen someone who's really done the homework, really dug in to understand crypto and hasn't come out on the other side of that discovery, just amazed by the asset class. It is a bonafide asset class and it is not going away. And investor demand and what we're seeing from investors I think really signals that. So for many investors, we're seeing them start with Bitcoin, maybe Bitcoin and Ethereum. And actually now because Bitcoin has had that mainstream moment with spot Bitcoin ETFs, starting to actually explore other use cases and other protocols within the crypto ecosystem.

KING HALL: So obviously you're a bitcoin bull, crypto bull, uh, what's the--'cause I, I hear advice that you know, because it's a risky asset class about, you know, having a smaller exposure to that. What's the general advice or rule of thumb when it comes to what percentage of the portfolio an investor should have allocated to Bitcoin, Ethereum, et cetera?

SONNENSHEIN: Sure. Well, I think we're at a place now where there's no longer any kind of reputational or career risk with allocating to Bitcoin like some investment professionals may have felt in the earlier years of the adoption of this asset class. What we are seeing is investors usually start small, they might start with 25 or 50 basis points of exposure to crypto and usually starting with Bitcoin or Bitcoin and Ethereum. And over time they'll scale up those positions to be as much as, you know, 400, 500 basis points of a portfolio. But for those investors that are looking at correlations amongst other assets, equities, fixed income, et cetera, they know that they're now needing to diversify into new asset classes like crypto in order to, you know, beat those benchmarks and really ensure that their portfolio is maximizing its potential. Alright.

KING HALL: Great stuff, Michael Sonnenshein. Kudos on ringing the opening bell today.

SONNENSHEIN: Thank you.

KING HALL: Alright, thank you for joining us today. That was Michael Sonnenshein, CEO of Grayscale.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.